UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of September 2024

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Kolibri Global Energy Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 30, 2024 (the “Original 6-K”), solely for the purpose of adding the Incorporation by Reference legend, which was inadvertently omitted from the Original 6-K. No other changes were made to the Original 6-K.

On September 25, 2024, Kolibri Global Energy Inc. (the “Company”) engaged BDO USA, P.C. as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, effective immediately. In connection with the engagement, BDO USA, P.C. will audit the Company’s consolidated financial statements for the year ended December 31, 2024. During the Company’s most recent fiscal year ended December 31, 2023 and 2022, and the subsequent interim period through September 25, 2024, neither the Company nor anyone on its behalf has consulted with BDO USA, P.C. regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BDO USA, P.C. concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

INCORPORATION BY REFERENCE

EXHIBIT 99.1, EXHIBIT 99.2 AND EXHIBIT 99.3, EACH INCLUDED WITH THIS REPORT, ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-279955) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit	Description
99.1*	Notice Regarding Change of Auditor dated September 25, 2024
99.2*	Predecessor Auditor Letter from Marcum LLP dated September 27, 2024
99.3*	Change of Auditor Letter from BDO USA, P.C. dated September 27, 2024

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: June 20, 2025	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer